Mail Stop 3030

January 5, 2009

Andrew J. Fromkin
President and Chief Executive Officer
Clinical Data, Inc.
One Gateway Center, Suite 702
Newton, Massachusetts 02458

Re: **Clinical Data, Inc.**
Registration Statement on Form S-4
Filed December 9, 2008
File No. 333-156011

Dear Mr. Fromkin:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1. We note that you appear to be registering contingent value rights in an amount that includes rights to be issued to Clinical Data, as an Avalon shareholder; however, your disclosure on page 89 indicates that upon completion of the merger, you will cancel the Avalon shares that you held immediately prior to the effective time of the merger. Please advise or revise.

Prospectus Summary

2.   Please revise your summary disclosure to provide the following information with respect to the contingent value rights:

   •   a brief description of the milestones that must be met in order to receive the milestone payments under Avalon's collaboration agreements;

   •   the reason for the $2.5 million cap on milestone payments to be distributed to contingent value rights holders and the selection of June 30, 2010 as the "milestone date";

   •   the maximum amount that Clinical Data or Avalon could receive as milestone payments under the agreements both prior to and after June 30, 2010; and

   •   an estimate of when any distribution to shareholders under the CVR agreement will be made in relation to the milestone date of June 30, 2010.

Risk Factors, page 19

3.   Please add a risk factor regarding the uncertainty of the tax treatment for the receipt of Clinical Data stock under the CVR agreement.

If certain milestones do not occur…, page 20

4.   Please revise to provide specific, quantified information regarding the milestones that must be met in order for CVR holders to receive a distribution under the CVR agreement. Indicate that Avalon shareholders will not be able to determine the total value of the consideration that they will receive prior to voting in the merger since a portion of the consideration will be contingent upon the occurrence of future events.

The Merger, page 63

5.   Please expand the background disclosure to explain why the CVRs were proposed as a form of contingent and delayed consideration to Avalon shareholders, rather than having the Avalon shareholders receive all of the merger consideration at the closing of the merger.

Material United Stated Federal Income Tax Consequences…, page 83

6.   It appears that the federal tax consequences to investors for shares issued pursuant to the CVR Agreement may be material to investors and that an opinion should be filed pursuant to Item 601(b)(8) of Regulation S-K. Please expand the disclosure

under this caption to describe counsel's opinion and the assumptions upon which the opinion is based. If counsel is unable to opine on this issue, please so state, and explain why it is not able to opine and the possible outcomes and risks to investors.

The CVR Agreement, page 105

7.   We note your statement in the introductory paragraph that although you do not expect the definitive form of the CVR agreement to differ from the form of CVR agreement included with the proxy statement/prospectus in any respect that would be material to holders of contingent value rights, there can be no assurance that any changes will not, in fact, be material to holders. Please confirm that you will recirculate a revised proxy statement/prospectus that also includes the definitive form of the CVR agreement with sufficient time prior to the shareholder vote in the event that the definitive version of the CVR agreement does, in fact, differ materially from the version delivered with this proxy statement/prospectus. Also add appropriate risk factor disclosure.

8.   Please explain how you determined which agreements are the subject of the CVR agreement, how you determined June 30, 2010 as the "milestone date," and how you determined the $2.5 million figure as the maximum amount to be distributed to Avalon shareholders pursuant to the CVR agreement. Please also disclose the milestones for which you may receive payments under the collaboration agreements prior to June 30, 2010, what steps you plan to take to achieve these milestones, management's views about business objectives that would have to be achieved to meet the milestone payments, and any other material information related to the milestone payments.

9.   We note your disclosure that not more than 30 days after the milestone date, you will inform the rights agent of the milestone payments and the rights agent will mail instructions to CVR holders regarding the surrender of their CVR certificates. Please revise your disclosure to provide an estimate of when in relation to the milestone date CVR holders will actually receive the shares or cash amounts due to them under the CVR agreement. Quantify, to the extent practicable, any fees or expenses that may be deducted from the milestone payments. Indicate whether milestone payments received by Clinical Data or Avalon prior to the milestone date will be placed in escrow and state, if true, that the amounts of Clinical Data stock or cash distributed pursuant to the CVR agreement will not include interest on the milestone payments received prior to the milestone date and will not accrue during the period between the milestone date and the distribution date(s). Finally, provide appropriate risk factor disclosure concerning the length of time that will elapse prior to any distribution under the CVR agreement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your submission or in response to our comments on your submission.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3800 with any questions.

Sincerely,

Peggy Fisher
Assistant Director